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Prospectus Supplement No. 5 to Prospectus dated December 4, 2003	Filed pursuant to Rule 424(b)(3) File No. 333-108320

CEPHALON, INC.

$375,000,000 Zero Coupon Convertible Subordinated Notes Due June 15, 2033
First Putable June 15, 2008

$375,000,000 Zero Coupon Convertible Subordinated Notes due June 15, 2033
First Putable June 15, 2010

12,939,674 Shares of Common Stock

        This document supplements information contained in that certain prospectus of Cephalon, Inc., dated December 4, 2003, as amended and supplemented from time to time, relating to the potential resale from time to time of $375,000,000 zero coupon convertible subordinated notes due June 15, 2033, first putable June 15, 2008 (the "2008 notes"), $375,000,000 zero coupon convertible subordinated notes due June 15, 2033, first putable June 15, 2010 (the "2010 notes", and together with the 2008 notes, the "notes"), and 12,939,674 shares of common stock issuable upon conversion of the notes, and the potential resale from time to time of these securities by the selling securityholders identified in the prospectus and any prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

        The following table supplements, or amends, as noted, the information contained in the table set forth in the prospectus under the caption "Selling Securityholders." This table sets forth the beneficial ownership by the selling securityholders of (i) the 2008 and 2010 notes, respectively, and (ii) shares of our common stock, including common stock issuable upon conversion of the notes, and the maximum principal amount of the notes and number of shares of common stock that may be offered by the selling securityholders under the prospectus. The percentages of all shares of common stock beneficially owned before and after the resale of the notes and the common stock issuable upon conversion of the notes are based on 56,136,515 shares of common stock outstanding as of June 4, 2004. The Securities and Exchange Commission has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that the stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant, or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. Shares of common stock may also be sold by donees, pledgees or other transferees or successors in interest of the selling securityholders. The following table is based upon information furnished to us by the selling securityholders.

					Beneficial Ownership After Resale of Notes or Common Stock
Name of Selling Securityholder	Number of Shares of Common Stock Beneficially Owned(1)	Principal Amount of 2008 Notes Beneficially Owned	Principal Amount of 2010 Notes Beneficially Owned	Maximum Number of Shares of Common Stock That May Be Sold(2)	Principal Amount of Notes(3)	Percent	Number of Shares of Common Stock(3)	Percent
The following information amends the information set forth in the prospectus originally filed or as previously amended or supplemented:
Goldman Sachs & Company(4)	107,726	$6,500,000	$0	109,243	—	—	107,726	*
HFR CA Global Opportunity Master Trust(5)	—	$0	$0	—	—	—	—	—
HFR RVA Select Performance Master Trust(5)	—	$0	$134,000	2,371	—	—	—	—
National Benefit Life Insurance Company(6)	—	$23,000	$28,000	881	—	—	—	—
Primerica Life Insurance Company(6)	—	$223,000	$275,000	8,614	—	—	—	—
Standard Fire Insurance Company (7)	—	$428,000	$529,000	16,555	—	—	—	—
The Travelers Casualty Insurance Company of America(7)	—	$566,000	$374,000	16,131	—	—	—	—
The Travelers Indemnity Company(7)	—	$428,000	$0	7,193	—	—	—	—
The Travelers Insurance Company — Life(6)	—	$1,572,000	$1,941,000	60,773	—	—	—	—
The Travelers Insurance Company Separate Account TLAC(6)	—	$45,000	$55,000	1,729	—	—	—	—
The Travelers Life and Annuity Company(6)	—	$115,000	$141,000	4,427	—	—	—	—
Travelers Series Trust Convertible Bond Portfolio(6)	—	$600,000	$800,000	24,243	—	—	—	—

*
Less than 1%.

(1)
Assumes no conversion of the notes, which conversion may occur upon the satisfaction of several conditions described in the section of the prospectus entitled "Description of the Notes—Conversion of the Notes."

(2)
Represents the maximum number of shares of common stock issuable upon conversion of the notes based upon a conversion factor of .0168067 multiplied by the principal amount of the 2008 notes beneficially held, and a conversion factor of .0176991 multiplied by the principal amount of the 2010 notes beneficially held. These conversion factors are subject to adjustments as described in the section of the prospectus entitled "Description of the Notes—Conversion of the Notes—Conversion Price Adjustments." As a result, the maximum number of shares of common stock issuable upon conversion of the notes will correspondingly decrease or increase to the extent that the conversion factors for the notes increase or decrease.

(3)
Assumes that either all of the principal amount of notes offered hereby or all of the shares of common stock issued upon conversion of such notes are sold by the selling securityholder.

(4)
The information set forth for this securityholder is as of May 27, 2004 and will be updated as required.

(5)
The information set forth for this securityholder is as of May 5, 2004 and will be updated as required.

(6)
The information set forth for this securityholder is as of May 10, 2004 and will be updated as required.

(7)
The information set forth for this securityholder is as of May 14, 2004 and will be updated as required.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 7, 2004.

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CEPHALON, INC. $375,000,000 Zero Coupon Convertible Subordinated Notes Due June 15, 2033 First Putable June 15, 2008 $375,000,000 Zero Coupon Convertible Subordinated Notes due June 15, 2033 First Putable June 15, 2010 12,939,674 Shares of Common Stock